Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: February 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                    Form 40-F
                            ------                           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                  No   X
                      -----                                ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                  Exhibit Index
                                  -------------


1. Press Release issued February 12, 2003 regarding preliminary 2002 financial figures.

                                    EXHIBIT 1
                                    ---------



                    SGL Carbon: Preliminary Figures for 2002

     WIESBADEN, Germany--(BUSINESS WIRE)--Feb. 12, 2003--SGL Carbon:


    --  Debt reduction and free cash flow well above expectations

    -- Profit from operations close to break-even due to provisions for antitrust risks, restructurings and additional inventory reduction

     The SGL Carbon Group has significantly exceeded its goals for 2002, as announced in March 2002 under its five-point program to increase enterprise value.
     According to preliminary unaudited figures, net financial liabilities were reduced by roughly (EUR)100 million to around (EUR)430 million by the end of 2002 - significantly beating the original target of a reduction of at least 5% to below (EUR)500 million. The improvement in free cash flow by more than
(EUR)100 million is also significantly above the target of (EUR)60 million.

     Earnings after Adjustments in Line with Earlier Guidance

     The SGL Carbon Group recorded preliminary revenue for fiscal 2002 of around
(EUR)1.1 billion (2001: (EUR)1.2 billion).
     The Company has increased its existing provisions for the fine imposed on Graphite Specialties in December 2002 by (EUR)22 million. SGL Carbon believes that the (EUR)28 million fine imposed by the European Commission is unjustified and will file an appeal with the European Court.
     In Q4/2002, the Company's focus on reducing financial debt, improving working capital and strengthening cash flow affected profit from operations in the period. The reductions in costs generated by restructuring and workforce reduction measures, which exceeded forecasts significantly, additionally required a non-cash revaluation of inventories at year-end also affecting profit from operations. Together with the aforementioned 22 Mio. (EUR) non-cash provision, SGL Carbon's profit from operations will be around break-even point in 2002. Without these special non-cash effects, the Company's full year 2002 profit from operations is in line with estimates given at the nine-months reporting. SGL Carbon will present its audited figures for 2002 at the annual financial press conference in Frankfurt am Main on March 13, 2003.

     A Confident Outlook for 2003

     The restructurings and measures to boost efficiency have significantly reduced the Company's cost base, allowing it to move forward in 2003. Therefore, despite the continuing economic downturn the Company expects a strong improvement in profit from operations.

     Important Notice:

     This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

    CONTACT: SGL Carbon Group
             Stefan Wortmann, +49 611 60 29 105;
             Fax: +49 6 11 60 29 101;
             Mobile: +49 170 540 2667; stefan.wortmann@sglcarbon.de www.sglcarbon.com




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                SGL CARBON Aktiengesellschaft



Date: February 12, 2003        By:  /s/ Robert J. Kohler
                                    ------------------------------
                                    Name:    Robert J. Koehler
                                    Title:   Chairman of the Board of Management


                                By: /s/ Dr. Bruno Toniolo
                                    -----------------------------
                                    Name:    Dr. Bruno Toniolo
                                    Title:   Member of the Board of Management